UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated September 22, 2010
Commission File Number 1-14846
AngloGold Ashanti Limited

(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

Enclosure: Opinion of Tabacks & Associates (Pty) Limited, South African counsel to AngloGold Ashanti Limited.

22 September 2010
The Board of Directors
AngloGold Ashanti Limited
76 Jeppe Street
Johannesburg
2001
Dear Sirs
1.	We have acted as South African counsel to AngloGold Ashanti Limited, a company organized under the laws of South Africa (“Company”), in connection with the filing by the Company with the Securities and Exchange Commission of a shelf registration statement on Form F-3 and the prospectus contained therein (“Registration Statement”), covering the registration by the Company of its ordinary shares, and sale by the Company of an aggregate of 18 140 000 of its ordinary shares (“Ordinary Shares”).

2.	In connection with the opinions expressed below, we have examined:

2.1	a signed copy of the Registration Statement;

2.2	the preliminary prospectus supplement relating to the Ordinary Shares;

2.3	the final prospectus supplement relating to the Ordinary Shares;

2.4	the memorandum and articles of association of the Company; and

2.5	originals, or copies certified or otherwise identified to our satisfaction, of such other documents as we have deemed necessary or appropriate as a basis for the opinions hereinafter expressed.

     Page 2.
22 September 2010

3.	In such examination, we have assumed the legal capacity of all individuals, the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies.

4.	Based upon the foregoing, and having regard for such legal considerations as we deem relevant, we are of the opinion that the Ordinary Shares to which the preliminary and final prospectus supplements relate have been duly authorised, validly issued and fully paid and are non-assessable.

5.	We hereby consent to the incorporation by reference of this opinion as an exhibit to the Registration Statement and to the use of our name therein. In giving this consent, we do not hereby concede that we are within the category of persons whose consent is required under Section 7 of the Securities Act, 1933 or the rules and regulations promulgated thereunder. We are lawyers admitted to practice in South Africa and we are not admitted in, do not hold ourselves out as being experts on, and do not express any opinion on the law of any jurisdiction other than the laws of South Africa.
Yours faithfully
/s/TABACK & ASSOCIATES (PTY) LIMITED

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: September 22, 2010
	By:	/s/ L Eatwell
		Name:	L EATWELL
		Title:	Company Secretary